UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-12755

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

DEAN FOODS COMPANY
Full Name of Registrant

N/A
Former Name if Applicable

2711 North Haskell Ave., Suite 3400
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75204
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dean Foods Company (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described below:

As previously disclosed, on November 12, 2019, Dean Foods Company (the “Company”) and substantially all of its wholly-owned subsidiaries (other than certain securitization subsidiaries) (the “Filing Subsidiaries” and, together with the Company, the “Sellers” or “Debtors”) filed voluntary petitions for reorganization (collectively, the Bankruptcy Petitions”) under Chapter 11 of the U.S. Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Court”). The Debtors’ Chapter 11 cases (collectively, the “Chapter 11 Cases”) are being jointly administered under the caption In re Southern Foods Group, LLC. Each Debtor will continue to operate its business as a “debtor in possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court. On February 16, 2020, the Company entered into an Asset Purchase Agreement (the “APA”) with Dairy Farmers of America, Inc., a cooperative organized and existing under the laws of the State of Kansas (the “Buyer”), pursuant to which, subject to certain conditions, Buyer agreed to purchase certain assets (the “Asset Sale”) a substantial portion of the Company’s business operations from the Sellers. In connection with the proposed execution of the APA, the Debtors have sought authorization from Bankruptcy Court in the Chapter 11 Cases, pursuant to a motion entered as Docket No. 925 in the Chapter 11 Cases (“Docket 925”), to enter into the APA (which is filed at Docket No. 935 in the Chapter 11 Cases) and the Asset Sale with the Buyer.

In the time since filing the Bankruptcy Petitions, the Chapter 11 Cases and the negotiation and management of the Asset Sale and related processes have required substantial management time and attention. Due to the considerable time and resources that management must devote to the Chapter 11 Cases and related administrative requirements, including the Asset Sale and related processes, the Company has been unable to complete the preparation of its Form 10-K within its normal review cycle and has determined that it is unable to timely file its Form 10-K without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Jeffrey S. Dawson	214	303-3716
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Part IV (3) Explanation

The Company believes that its results of operations for the fiscal year ended December 31, 2019 will reflect an adverse change compared with the Company’s results of operations for the fiscal year ended December 31, 2018, primarily related to the events that led to, and the impact of, the Chapter 11 Cases and the Company’s operation as a debtor-in-possession during a portion of the fiscal year ended December 31, 2019. The below unaudited financial information is preliminary and based upon the Company’s estimates, is subject to adjustments and does not constitute a comprehensive statement of the Company’s financial results for the fiscal year ended December 31, 2019.

Net Sales

During the year ended December 31, 2019, net sales decreased $426.6 million, or 5.5%, primarily due to fluid milk volume declines from year-ago levels, partly offset by increased pricing resulting from higher dairy commodity costs from year-ago levels and pricing actions taken during the year ended December 31, 2019 to offset inflation. On average, during 2019, the Class I milk price was 14.5% above prior-year levels.

Fluid milk volume declines were driven predominantly by customer losses, overall category declines and lower branded fluid milk volumes due to continued retailer investment in private label products. Net sales declines were further offset by volumes associated with the acquisition and consolidation of Good Karma Foods, Inc. (“Good Karma”) into our consolidated financial statements on June 29, 2018, which contributed $19.8 million to net sales during 2019 as compared to $9.6 million during 2018. Net sales during the year ended December 31, 2018 reflect 186 days of Good Karma’s operations.

Cost of Sales

All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs, labor costs and plant and equipment costs. Cost of sales decreased $211.1 million, or 3.5%, during the year ended December 31, 2019 as compared to the year ended December 31, 2018, primarily due to the volume declines discussed above. This overall decrease was partly offset by higher dairy commodity costs.

Gross Profit

Our gross margin decreased to 19.6% in 2019 as compared to 21.3% in 2018. The decrease was primarily due to the volume deleverage and Class I raw milk inflation discussed above.

Operating Costs and Expenses

Our operating expenses decreased $131.1 million, or 6.7%, during the year ended December 31, 2019 in comparison to the year ended December 31, 2018. Significant changes to operating costs and expenses in the year ended December 31, 2019 as compared to the year ended December 31, 2018 include the following:

•                  Selling and distribution costs decreased by $75.3 million in comparison to the prior year primarily due to decreases in advertising and marketing costs of approximately $22.3 million, employee-related costs of approximately $18.3 million, fuel costs of approximately $13.6 million and freight costs of approximately $13.3 million.

•                  General and administrative costs increased by $23.7 million during the year ended December 31, 2019, primarily due to increases in professional fees and separation charges related to the previously disclosed departure of certain executive officers.

•                  Prepetition facility closing and restructuring costs decreased by $58.0 million during the year ended December 31, 2019.

We recorded total impairment charges of $177.4 million during the year ended December 31, 2019. This amount includes impairment charges of $21.5 million to one of our indefinite-lived trademarks. Total impairment charges during the year ended December 31, 2018 of $204.4 million include the full impairment of our goodwill of $190.7 million. We also recorded impairment charges to our property, plant and equipment of $155.9 million and $13.7 million during the years ended December 31, 2019 and 2018, respectively.

Cautionary Note Regarding Forward-Looking Statements

In this Form 12b-25 filing, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are not guarantees of results, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative, that could cause material impacts on the Company’s historical or anticipated financial results. Although the Company believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by the Company and the following important factors, among others, that could cause actual results to differ materially from those projected in such forward-looking statements:

•                  our ability to continue as a going concern;

•                  our ability to successfully consummate the proposed sale of the business pursuant to Section 363 of the Bankruptcy Code to Dairy Farmers of America, Inc. or any other potential acquirer through the sale process in Chapter 11 and, if consummated, to obtain an adequate price;

•                  our ability to successfully complete a reorganization under Chapter 11 and emerge from bankruptcy;

•                  the effects of the Chapter 11 Cases on us and on the interests of various constituents;

•                  bankruptcy court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general;

•                  the length of time the Company will operate under the Chapter 11 Cases;

•                  risks associated with third-party motions in the Chapter 11 Cases;

•                  the potential adverse effects of the Chapter 11 Cases on our liquidity and results of operations;

•                  increased legal and other professional costs necessary to execute our reorganization;

•                  our ability to comply with the restrictions imposed by our Debtor-in-Possession Credit Agreement, our Receivables Securitization Facility and other financing arrangements;

•                  the consequences of the acceleration of our debt obligations;

•                  employee attrition and our ability to retain senior management and key personnel due to the distractions and uncertainties, including our ability to provide adequate compensation and benefits during the Chapter 11 Cases;

•                  the likely cancellation of our common stock in the Chapter 11 Cases;

•                  the potential material adverse effect of claims that are not discharged in the Chapter 11 Cases;

•                  the diversion of management’s attention as a result of the Chapter 11 Cases; and

•                  volatility of our financial results as a result of the Chapter 11 Cases.

Many of these factors are beyond the Company’s ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. All such statements speak only as of the date made, and the Company disclaims any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Dean Foods Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2020	By:	/s/ Kristy N. Waterman
Name: Kristy N. Waterman
Title: Senior Vice President, General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).